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Exhibit 21—Subsidiaries of Alternative Resources Corporation

Alternative Resources Corporation Subsidiaries

Name	State of Incorporation
ARC Service, Inc.	Delaware
ARC Solutions, Inc.	Delaware
ARC Midholding, Inc.	Delaware

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Alternative Resources Corporation Subsidiaries